[redacted]

08028340

SECURITI... SION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

A8K 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 45th floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Monness **212-833-9900**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *of individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DeMatteo Monness LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

2/22/08
Notary Public

RICARDO C. SALMON
Notary Public - State of New York
No. 01SA6113075
Qualified in Kings County
My Commission Expires 7-17-2008

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC and Subsidiary
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiary (a limited liability company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiary as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 7,077,212
Marketable securities, at fair market value	371,175
Receivable from clearing broker	1,798,613
Receivable from other brokers	589,000
Prepaid expenses and other current assets	175,987
Total current assets	10,011,987
Property and equipment, net	3,143,939
Other assets:	
Deposits	204,158
TOTAL ASSETS	$ 13,360,084

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 809,111
Current portion of long-term debt	285,720
Profit-sharing plan contributions payable	219,389
Accrued pension liability	53,599
Income taxes payable	239,444
Total current liabilities	1,607,263
Long-term liabilities:	
Deferred rent income	102,765
Long-term debt, net of current portion	1,261,890
Total liabilities	2,971,918
Commitments and contingencies (Notes 3, 6, and 8)	
Members' equity:	
Members' equity	10,345,744
Accumulated other comprehensive income	42,422
Total members' equity	10,388,166
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 13,360,084

See accompanying notes to consolidated statement of financial conditon.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated statement of financial condition includes the operations of DeMatteo Monness, LLC ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC ("MoJo") (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Organization

DeMatteo Monness was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public. MoJo was formed as a limited liability company on November 14, 2001. The principal assets of MoJo are fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less at the time of acquisition to be cash equivalents.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements. A provision for the New York City unincorporated business tax has been accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the shorter of the economic useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

The Company has capitalized software development costs in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, the Company has capitalized website development costs under Emerging Issues Task Force ("EITF") 00-02, "Accounting for Website Development Costs." Under both SOP 98-1 and EITF 00-02, qualifying personnel, computer and software costs are required to be capitalized and amortized over the software's estimated useful life, which the Company estimates to be three years. During 2007, the Company incurred software and website development costs of $614,563. Amortization expense for the year ended December 31, 2007, was $98,464.

Off-Balance-Sheet Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with high credit quality financial institutions in accounts that at times may be in excess of FDIC insurance limit of $100,000. The Company has not experienced any losses in the accounts and does not believe there is any significant risk. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month the commissions are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Major Customers
Four customers accounted for approximately 18% of the Company's total commissions and fees for the year ended December 31, 2007.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007, consisted of the following:

Leasehold improvements	$ 2,269,927
Furniture and fixtures	856,226
Equipment	1,796,113
Capitalized software and web development	614,563
	5,536,829
Less: accumulated depreciation	(2,392,890)
Property and equipment, net	$ 3,143,939

Depreciation expense for the year ended December 31, 2007, amounted to $851,385.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases
The Company has several noncancelable operating leases for office facilities and software expiring in various years through 2012. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	
2008	$ 653,725
2009	609,425
2010	614,575
2011	614,575
2012	153,644
	$ 2,645,944

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2007, was $790,693. Software lease expense for the year ended December 31, 2007, was $45,000.

The Company sublets a portion of its office on a month-to-month basis. Rental income for the year ended December 31, 2007, was approximately $90,000.

Litigation
The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximate their fair values, as interest approximates market rates.

NOTE 5. UNREALIZED GAIN ON INVESTMENT

The Company owns common stock of the NASDAQ Stock Market, Inc. ("NDAQ"). The shares of NDAQ have been trading publicly since 2002. The Company recorded an unrealized gain of $131,013 on these securities for the year ended December 31, 2007.

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2007	$	288,497
Service cost		189,795
Interest cost		16,383
Actuarial gain		(24,992)
Benefit obligation at December 31, 2007	$	469,683
Change in plan assets:		
Fair value of plan assets at January 1, 2007	$	198,661
Actual return on plan assets		18,582
Employer contribution		198,841
Fair value of plan assets at December 31, 2007	$	416,084
Funded status of the plan	$	53,599
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	53,599

NOTE 6. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the consolidated statement of financial condition consist of:

Prepaid benefit cost	$	-
Accrued benefit liability		96,021
Intangible asset		-
Accumulated other comprehensive income		(42,422)
Net amount recognized	$	53,599

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2007:

Discount rate	6.00%
Rate of compensation increase	3.00%

The following are weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2007:

Discount rate	5.75%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	3.00%

Components of net periodic benefit cost are as follows:

Service cost	$	189,795
Interest cost		16,383
Expected return on plan assets		13,661
Amortization of prior service cost		-
Recognized actuarial loss		-
Net periodic benefit cost	$	219,839

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2007:

Projected benefit obligation in excess of plan assets:		
Projected benefit obligation	$	469,683
Fair value of plan assets	$	416,084
Accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	$	469,683
Fair value of plan assets	$	416,084

The Company's pension plan was invested 100% in mutual funds at December 31, 2007. Approximately 87% of the plan assets are invested in bond and fixed income funds and approximately 13% of the plan assets are invested in equity funds. The target asset allocation is to have 80-85% of the plan assets invested in bond funds and 10-15% of the plan assets invested in equity funds.

NOTE 6. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Defined Benefit Plan (Continued)

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $270,000 to its pension plan in 2008.

The Company does not expect to make any pension benefit payments in the next 5 years.

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100% up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. The Company may also make a discretionary contribution to the profit-sharing plan. The Company's contribution to the profit-sharing plan for the year ended December 31, 2007, was approximately $517,000. The amount unpaid at year-end is approximately $219,000, which is included in "profit-sharing plan contributions payable" in the accompanying consolidated statement of financial condition.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had regulatory net capital of $4,584,780. The Company's net capital ratio was 0.61 to 1 as of December 31, 2007. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customers' securities or cash.

NOTE 8. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (6.0% at December 31, 2007). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2007, the Company was in compliance with this covenant. Amounts outstanding under the note at December 31, 2007, totaled $1,547,610.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2008	$ 285,720
2009	285,720
2010	285,720
2011	285,720
2012	285,720
Thereafter	119,010
Total	$ 1,547,610

END